Exhibit 99.1
EXECUTION VERSION
TRANSACTION AGREEMENT
BETWEEN
CTVGLOBEMEDIA INC.
- and -
BCE INC.
- and -
THE WOODBRIDGE COMPANY LIMITED
- and -
1565117 ONTARIO LIMITED
- and -
WOODBRIDGE INVESTMENTS INC.
- and -
ONTARIO TEACHERS’ PENSION PLAN BOARD
- and -
TORSTAR CORPORATION
MADE AS OF
SEPTEMBER 10, 2010

TRANSACTION AGREEMENT
THIS AGREEMENT is made as of September 10, 2010
BETWEEN
CTVGLOBEMEDIA INC., a corporation incorporated under the laws of the Province of Ontario (the “Corporation”),

- and -

BCE INC., a corporation incorporated under the laws of Canada (together with any Affiliate to which this Agreement is assigned pursuant to Section 8.09, the “Purchaser”),

- and -

THE WOODBRIDGE COMPANY LIMITED, a corporation incorporated under the laws of the Province of Ontario (“Woodbridge Parent”),

- and -

1565117 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario (“Woodbridge Holdco”)

- and -

WOODBRIDGE INVESTMENTS INC., a corporation incorporated under the laws of the Province of Ontario (“Woodbridge Investments”, and together with Woodbridge Holdco and Woodbridge Parent, “Woodbridge”)

- and -

ONTARIO TEACHERS’ PENSION PLAN BOARD, a corporation continued and existing under the Teachers’ Pension Act (Ontario) (“Teachers’”),

- and -

TORSTAR CORPORATION, a corporation incorporated under the laws of the Province of Ontario (“Torstar”, and together with Woodbridge and Teachers’, the “Vendors”)
        WHEREAS Woodbridge Holdco, Teachers’ and Torstar, collectively, are the beneficial and registered owners of the Purchased Shares;

          AND WHEREAS Woodbridge Holdco, Teachers’ and Torstar desire to sell and the Purchaser desires to purchase the Purchased Shares upon and subject to the terms and conditions set out in this Agreement;
          AND WHEREAS Woodbridge Investments is the holder of the Mezz Debt;
          AND WHEREAS Woodbridge Investments desires to sell and the Purchaser desires to purchase the Mezz Debt upon and subject to the terms and conditions set out in this Agreement;
          NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:
ARTICLE 1 — INTERPRETATION

1.01	Definitions
          In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“2011 Business Plan” means the Corporation’s Fiscal 2011 Business Plan as approved by its board of directors, a true copy of which has been provided by the Corporation to the Purchaser, Woodbridge Holdco, Teachers’ and Torstar on or prior to the date hereof and any successor or replacement business plan of the Corporation approved by the Board of Directors of the Corporation and the Purchaser, acting reasonably.
“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement.
“Affiliate” means, with respect to any person, an affiliate within the meaning of the Canada Business Corporations Act.
“Aggregate Share Purchase Price” means $1,296,250,000.
“Agreement” means this agreement, including its recitals and schedules, as amended from time to time.
“Applicable Law” means all applicable laws, including common law, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, decrees, directions and judgments or other requirements of any Governmental Authority.
“ARC Request” has the meaning set out in Section 4.05(2)(a).
“BCE Disclosure Documents” means all documents filed by the Purchaser and publicly available on the System for Electronic Document Analysis and Retrieval (SEDAR) website since September 1, 2009.

“BCE Market Price” means the volume weighted average trading price of the BCE Shares on the TSX over the 20 trading day period ending on the third Business Day preceding the Closing Date, calculated by dividing the total value by the total volume of BCE Shares traded for that period.
“BCE Shares” means common shares of the Purchaser.
“Benefit Plans” means any and all employment benefits relating to disability or wage continuation during a period of absence from work (including sick leave, short-term disability, long-term disability and workers compensation), vacation and vacation pay, severance and termination pay, separation from service benefits, hospitalization, health, medical or dental treatments or expenses, life insurance, death or survivor’s benefits and supplementary employment insurance, in each case regardless of whether or not such benefits are insured, self-insured, or administrative services only.
“Books and Records” means all books and records of the Corporation and its Subsidiaries, including financial, personnel, corporate, operations and sales books, books of account, sales and purchase records, lists of suppliers and customers, formulae, business reports, plans and projections and all other documents, surveys, plans, files, records, correspondence, and other data and information, financial or otherwise including all data and information stored on computer-related or other electronic media.
“Business Day” means a day other than a Saturday, Sunday or statutory or civic holiday in the Provinces of Ontario or Quebec.
“Claim” means any actual or threatened civil, criminal, administrative, regulatory, arbitral or investigative inquiry, action, suit, investigation or proceeding and any claim or demand resulting therefrom or any other claim or demand of whatever nature or kind.
“Closing Date” means the date that is the first day of the month immediately following the month in which the last of the conditions to the purchase and sale of the Purchased Shares and the Mezz Debt set out in Sections 5.01 and 5.02 (other than those conditions that by their nature can only be satisfied on the Closing Date) has been satisfied or waived, or such other date as may be agreed to in writing by the Vendors and the Purchaser.
“Collective Agreements” means all collective agreements, letters of understanding, letters of intent and similar agreements with any Union relating to any Employees by which the Corporation or any of its Subsidiaries, is bound or which imposes any obligations upon the Corporation or any of its Subsidiaries.
“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act and includes any person authorized by the Commissioner of Competition.
“Compensation Plans” means any and all employment benefits relating to bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, share purchase, share option, stock appreciation, phantom stock, employee loans or any other type of arrangement, other than a Pension Plan or Benefit Plan, providing for compensation or benefits additional to base pay or salary.

“Competition Act” means the Competition Act (Canada).
“Competition Act Compliance” means:
(i)	the issuance of an Advance Ruling Certificate;
(ii)	the Purchaser and the Corporation have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or
(iii)	the obligation of the parties to give notice has been waived pursuant to subsection 113(c) of the Competition Act and, in the case of (ii) or (iii), the Purchaser has been advised in writing by the Commissioner of Competition that the Commissioner of Competition is of the view, at that time, that grounds do not exist to initiate proceedings under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement and such advice has not been rescinded or amended.
“Contracts” means all contracts, licenses, leases, agreements, commitments, permits, entitlements and engagements.
“Corporation Third Party Consents” means any consents, approvals, orders, authorizations, notifications and filings required to be obtained in connection with the execution, delivery and performance of this Agreement, or any of the other documents and agreements to be delivered hereunder, by the Corporation.
“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto.
“CRTC Application” means the application to the CRTC by the Purchaser on behalf of the Corporation for approval of the transactions contemplated by this Agreement.
“CRTC Approval” means the approval of the CRTC of the transactions contemplated by this Agreement on the terms set forth in the CRTC Application, which approval shall for purposes of this Agreement be deemed to be effective upon the satisfaction of any conditions of approval which must, by their nature, be satisfied prior to the Closing Date.
“CRTC Request” has the meaning attributed thereto in Section 4.04(6).
“CRTC Submission” has the meaning attributed thereto in Section 4.04(6).
“CTVglobemedia Publishing” means CTVglobemedia Publishing Inc.
“CTVglobemedia Publishing Assets” means the assets used primarily in operating and publishing the print and electronic editions of The Globe and Mail newspaper and all print and electronic publications related primarily thereto including, but not limited to, Report on

Business, the assets used in operating businesses relating to CTVglobemedia Publishing, and all rights, title and interest of the CTVglobemedia Group or the CTVglobemedia Publishing Group in the names “The Globe and Mail”, the “Report on Business” and any other trade names, trademarks and other intellectual property which are primarily used in the business of CTVglobemedia Publishing (for example, www.globeandmail.com) but, for greater certainty, excluding any assets related primarily to the business of the Business News Network.
“CTVglobemedia Publishing Group” means collectively CTVglobemedia Publishing and all of its Subsidiaries.
“CTVglobemedia Publishing Shares” means common shares of CTVglobemedia Publishing.
“CTVglobemedia Television Assets” means all assets of the Corporation and its Subsidiaries other than the CTVglobemedia Publishing Assets.
“CTVglobemedia Television Group” means the Corporation and its Subsidiaries other than the CTVglobemedia Publishing Group.
“D&O Insurance” has the meaning set out in Section 4.02(3).
“Defence Counsel” has the meaning set out in Section 7.04.
“Defence Notice” has the meaning set out in Section 7.04.
“Employee Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, registered or unregistered relating to any:
(i)	Pension Plans;

(ii)	Benefit Plans; or

(iii)	Compensation Plans,
which the Corporation or any of its Subsidiaries is a party to or bound by or under which the Corporation or any of its Subsidiaries has, or will have, any liability or contingent liability with respect to any Employees or former Employees (or any dependants or beneficiaries of any such Employees or former Employees), individuals working on contract or other individuals providing services to the Corporation or any of its Subsidiaries of a kind normally provided by employees.
“Employees” means all individuals employed or retained by the Corporation or any of its Subsidiaries including, for greater certainty, those employees of the Corporation or any of its Subsidiaries on long-term disability leave or other absence.
“Encumbrances” means any pledge, lien, charge, security interest, lease, title retention agreement, mortgage, restriction, development or similar agreement, easement, right-of-way, title defect, option or adverse claim or encumbrance of any kind or character whatsoever.

“Environment” means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil, subsurface strata, any sewer system and the environment in the workplace.
“Environmental Approvals” means all legally binding permits, certificates, approvals, licenses, authorizations, consents, agreements, instructions, directions, registrations or approvals issued, granted, conferred or required by Governmental Authorities pursuant to Environmental Laws with respect to the operations, business or assets of the Corporation or any of its Subsidiaries.
“Environmental Laws” means all Applicable Laws relating in full or in part to the Environment or health and safety, and includes those Applicable Laws relating to the storage, generation, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, reuse, recycling, Release and disposal of Hazardous Substances.
“Environmental Reports” means all of the Phase I and Phase II environmental assessments in the possession of the Corporation and its Subsidiaries relating to Real Property.
“Existing Shareholders Agreement” means the unanimous shareholder agreement dated as of August 30, 2006 between Woodbridge Parent, Woodbridge Holdco, the Purchaser, Teachers’ and Torstar.
“Financial Statements” means (i) the audited consolidated financial statements of the Corporation for the fiscal year ended August 31, 2009, (ii) the unaudited consolidated financial statements of the Corporation for the nine month period ended May 31, 2010, and (iii) the unaudited consolidated financial reports of the Corporation for the months ended June 30, 2010 and July 31, 2010 and the preliminary unaudited financial results for the month ended August 31, 2010, in each case true copies of which have been provided by the Corporation to the Purchaser on or prior to the date hereof.
“Fixed Assets” means the fixed assets, machinery, equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements and spare parts owned or used or held by the Corporation or any of its Subsidiaries, including any which are in storage or in transit, and other tangible property and facilities used by the Corporation or any of its Subsidiaries, whether located in or on its premises or elsewhere.
“Funding Agreement” means the funding agreement made as of the 30th day of April, 2009 between the Corporation, the Purchaser, Woodbridge Parent, Teachers’ and Torstar.
“Governmental Authority” means any domestic or foreign legislative, executive, ministerial, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.
“Governmental Authorizations” means all authorizations, approvals, orders, consents, directives, notices, licenses (including licenses from the CRTC), permits, variances, registrations or similar rights issued to, or required by, the Corporation or any of its Subsidiaries in connection with their respective businesses by any Governmental Authority.

“Hazardous Substance” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, prohibited substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws, including any asbestos, asbestos-containing materials, solvents and petroleum hydrocarbons.
“Indemnified Person” has the meaning set out in Section 4.02(3).
“Indemnitee” has the meaning set out in Section 7.04.
“Indemnitor” has the meaning set out in Section 7.04.
“Intellectual Property” means all material patents, copyrights, Trade-marks, and industrial designs (including registrations of and applications for all of the foregoing in any jurisdiction and renewals, divisions, extensions and reissues, where applicable, relating thereto), trade secrets, confidential information, technology (including rights with respect to computer software) and all other material intellectual property rights of any kind owned or used by the Corporation or any of its Subsidiaries in connection with their respective businesses.
“Leased Real Property” means all material premises used by the Corporation or any of its Subsidiaries in the operation of their respective businesses which are leased, subleased, licensed or otherwise occupied, but not owned, by the Corporation or any of its Subsidiaries and the interest of the Corporation or any of its Subsidiaries in all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other appurtenances situate on or forming part of such premises.
“Losses” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals).
“Material Adverse Effect” means any event, change, circumstance or effect that is, or could reasonably be expected to be, individually or in the aggregate, materially adverse to the financial condition, assets, business, operations or results of operations of the Corporation and its Subsidiaries on a consolidated basis.
“Material Contracts” means any Contract of the Corporation or any of its Subsidiaries that is material to the Corporation and its Subsidiaries on a consolidated basis, including those material Contracts relating to:
(i)	long-term and bank indebtedness;

(ii)	co-ownership, joint venture or partnership arrangements;

(iii)	program supply;

(iv)	distribution or carriage agreements;

(v)	printing;

(vi)	Real Property Leases; and
(vii)	to the extent not disclosed in any of clause (i) to (vi) above, matters outside the ordinary course of business of the Corporation or its Subsidiaries, as the case may be.
“Mezz Debt” means all indebtedness owing by the Corporation to Woodbridge Investments pursuant to the Mezz Debt Agreements, together with all of the rights of Woodbridge Investments under the Mezz Debt Agreements.
“Mezz Debt Agreements” means the amended and restated mezzanine facility credit agreement dated April 30, 2009 between the Corporation, as borrower, and Woodbridge Investments, as lender, together with all of the Loan Documents (as defined therein).
“Non-Transferred Asset” has the meaning set out in Section 4.09(2).
“Occupational Health and Safety Laws” means the Occupational Health and Safety Act (Ontario), the Workplace Safety and Insurance Act (Ontario), or such other similar federal or provincial legislation relating in full or in part to the protection of employee health and safety as may be applicable.
“Outside Date” means June 30, 2011, subject to the right of either the Purchaser or the Vendors to postpone on no more than two occasions the Outside Date by a period of 60 days on each occasion if CRTC Approval or Competition Act Compliance has not been obtained, provided that the party so electing is then in compliance in all material respects with its obligations under this Agreement and all other conditions of closing set out in Section 5.01 have been satisfied or waived (other than those conditions that by their nature can only be satisfied on the Closing Date), provided that the Outside Date may only be extended if the party so extending the Outside Date reasonably believes that CRTC Approval, and/or Competition Act Compliance, as applicable, are capable of being obtained prior to the Outside Date, as it may be so extended.
“Owned Real Property” means all freehold lands which are owned or purported to be owned, in fee simple, by the Corporation or any of its Subsidiaries, including all plants, buildings, structures, fixtures, erections, improvements, easements, rights-of-way, spur tracks and other appurtenances situate on or forming part of such lands.
“Part IX Filings” has the meaning set out in Section 4.05(2)(b).
“Pension Plans” means any and all benefits relating to retirement or retirement savings including pension plans (whether or not such plans are registered or unregistered, funded or unfunded), pensions or supplemental pensions, “registered retirement savings plans” (as defined in the Tax Act), “registered pension plans” (as defined in the Tax Act) and “retirement compensation arrangements” (as defined in the Tax Act).
“Permitted Encumbrances” means the Encumbrances disclosed in writing by the Corporation to each other party on or prior to the date hereof.
“Pre-Acquisition Reorganizations” has the meaning set out in Section 4.07.

“Premium Cap” has the meaning set out in Section 4.02(3).
“Print Agreement” means the transaction agreement in respect of CTVglobemedia Publishing dated as of the date hereof between CTVglobemedia, CTVglobemedia Publishing, the Purchaser, Woodbridge, Teachers’ and Torstar, as amended from time to time in accordance with the terms thereof.
“Pro Rata Share” means the percentage that the applicable Vendor’s Purchased Shares represent of all of the Purchased Shares immediately prior to the Time of Closing.
“Purchased Shares” means the Woodbridge Shares, the Teachers’ Shares and the Torstar Shares, collectively.
“Purchaser Indemnitees” has the meaning set out in Section 7.02.
“Put Agreement” means the put agreement dated April 30, 2009 between the Toronto-Dominion Bank, as agent, the financial institutions party thereto, as lenders, Woodbridge Parent, Teachers’, Torstar and BCE.
“Real Property” means the Owned Real Property and the Leased Real Property.
“Real Property Leases” means those agreements to lease, leases, subleases or licenses or other agreements or rights pursuant to which the Corporation or any of its Subsidiaries uses or occupies any Leased Real Property.
“Release” has the meaning attributed thereto in any Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction, whether accidental or intentional.
“Required Number” means the quotient obtained by dividing $750,000,000 by the BCE Market Price; provided, however, that the Required Number will not be less than 21,729,239 nor greater than 24,016,527.
“Senior Debt Facility” means the credit facility contemplated by the amended and restated senior secured credit agreement made April 30, 2009 between the Corporation, the Toronto-Dominion Bank, the financial institutions identified on the signature pages thereto, TD Securities, The Bank of Nova Scotia, Bank of Montreal, Credit Suisse, Toronto Branch and Royal Bank of Canada.
“Subsidiary” means, with respect to any person, a subsidiary within the meaning of the Canada Business Corporations Act; when used without reference to a particular person, “Subsidiary” means a Subsidiary of the Corporation.
“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means, all returns, reports, declarations, elections, notices, filings, information returns and statements filed or required to be filed in respect of Taxes.
“Taxes” includes, all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all license, franchise and registration fees and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums or contributions.
“Teachers’ Share Purchase Price” means an amount equal to Teachers’ Pro Rata Share of the Aggregate Share Purchase Price.
“Teachers’ Shares” means the 1,333,334,041 Class A common shares of the Corporation registered in the name of Teachers’.
“Third Party Claim” means a Claim made against any person entitled to indemnification under this Agreement by any person who is not a party to this Agreement.
“Third Party Proceedings” has the meaning set out in Section 7.04.
“Time of Closing” means 8:30 a.m. (Toronto time) on the Closing Date.
“Torstar Share Purchase Price” means Torstar’s Pro Rata Share of the Aggregate Share Purchase Price.
“Torstar Shares” means the 1,066,667,134 Class A common shares of the Corporation registered in the name of Torstar.
“Trade-marks” means trade-marks, brand names, internet domain names, trade names, slogans, URLs, designs, graphics, logos and other indicia of origin, whether or not registered and the goodwill associated therewith.
“Tranche 1 Required Number of BCE Shares” means the Required Number of BCE Shares multiplied by a fraction A/B where (A) is the Woodbridge Share Purchase Price and (B) is $750,000,000.
“Tranche 2 Required Number of BCE Shares” means the Required Number of BCE Shares less the Tranche 1 Required Number of BCE Shares.
“Transaction Approvals” means, collectively:
(i)	Competition Act Compliance;

(ii)	CRTC Approval; and
(iii)	TSX Listing Approval
“TSX” means the Toronto Stock Exchange.
“TSX Listing Approval” means the approval of the TSX to the listing on the TSX of the BCE Shares issuable pursuant to Sections 2.02(a) and 2.02(b).
“Union” means any union, trade union or association that may qualify as a union or trade union pursuant to the terms of the Labour Relations Act (Ontario), or any other similar provincial or federal legislation relating in full or in part to union activity as may be applicable.
“Vendor Indemnitees” has the meaning set out in Section 7.03(1).
“Woodbridge Cash Portion” means the sum of the Woodbridge Mezz Debt Purchase Price and the Woodbridge Share Purchase Price less $750,000,000.
“Woodbridge Group” means the group consisting of Woodbridge Parent and its Affiliates.
“Woodbridge Mezz Debt Purchase Price” means $354,963,158.27 plus all capitalized interest since April 30, 2009 (less any principal repayments made from such date) and unpaid interest accrued to but excluding the Closing Date as determined in accordance with the Mezz Debt Agreements.
“Woodbridge Share Purchase Price” means Woodbridge Holdco’s Pro Rata Share of the Aggregate Share Purchase Price.
“Woodbridge Shares” means the 2,133,334,267 Class A common shares of the Corporation registered in the name of Woodbridge Holdco.

1.02	Headings
          The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings
          In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities. The term “including” means “including without limiting the generality of the foregoing” and the term “third party” means any person other than the Vendors, the Corporation and the Purchaser.

1.04	Statutory References
          In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles
          Except where expressly stated otherwise in this Agreement, any reference in this Agreement to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency
          All references to currency herein are to lawful money of Canada.

1.07	Prior Approval of CRTC
          The parties agree that they will take no actions pursuant to this Agreement which require the prior approval of the CRTC unless and until such approval has been obtained.

1.08	Actions by the Corporation
          The Vendors and the Purchaser will each cause, to the extent of its respective legal rights, the Corporation to execute all documents and to take all actions as are necessary to satisfy and fulfill the obligations, conditions and covenants required to be satisfied or fulfilled by the Corporation under this Agreement. The Corporation will cause its wholly-owned Subsidiaries and, to the extent of its legal rights, its other Subsidiaries, to execute all documents and take all actions as are necessary to satisfy and fulfill the obligations, conditions and covenants required to be satisfied or fulfilled by Subsidiaries of the Corporation under this Agreement.

1.09	Woodbridge — Joint and Several Liability
          All of the obligations and liabilities of Woodbridge hereunder and under any instrument or document delivered pursuant to this Agreement, including the representations and warranties contained herein, and in any such other instrument or document, are and will be deemed to be, joint and several obligations and liabilities of Woodbridge Parent, Woodbridge Holdco and Woodbridge Investments.

1.10	Vendors — Several Liability
          Subject to Section 1.09, all of the obligations and liabilities of each of the Vendors hereunder and under any instrument or document delivered pursuant to this Agreement, including the representations and warranties contained herein, and in any such other instrument or document delivered by any Vendor, are and will be deemed to be several, and not joint, obligations and liabilities of the respective Vendor.

1.11	Knowledge
          Any reference to the knowledge of any party will mean to the best of the knowledge, information and belief of the senior officers of such party, including the senior officers of its Subsidiaries, who are primarily responsible for the matter.

1.12	Schedules
          The following is a Schedule to this Agreement:
          Schedule 3.01(b)       —       Ownership of Purchased Shares
ARTICLE 2—SALE AND PURCHASE

2.01	Shares to be Sold and Purchased
          Upon and subject to the terms and conditions hereof, as of the Time of Closing on the Closing Date:
(a)	Woodbridge Holdco will sell the Woodbridge Shares to the Purchaser and the Purchaser will purchase the Woodbridge Shares from Woodbridge Holdco for the Woodbridge Share Purchase Price;
(b)	Woodbridge Investments will sell the Mezz Debt to the Purchaser and the Purchaser will purchase the Mezz Debt from Woodbridge Investments for the Woodbridge Mezz Debt Purchase Price;
(c)	Teachers’ will sell the Teachers’ Shares to the Purchaser and the Purchaser will purchase the Teachers’ Shares from Teachers’ for the Teachers’ Share Purchase Price; and
(d)	Torstar will sell the Torstar Shares to the Purchaser and the Purchaser will purchase the Torstar Shares from Torstar for the Torstar Share Purchase Price.

2.02	Payment of Purchase Price
The Woodbridge Mezz Debt Purchase Price, Woodbridge Share Purchase Price, Teachers’ Share Purchase Price and Torstar Share Purchase Price will be payable at the Time of Closing as follows:

(a)	in respect of the purchase and sale contemplated by Section 2.01(a), by the delivery to Woodbridge Holdco of the Tranche 1 Required Number of BCE Shares, evidenced by certificates duly registered in the name of Woodbridge Holdco (or to such other member of the Woodbridge Group as Woodbridge Holdco may direct (provided such other person enters into a written agreement with the Purchaser agreeing to be bound by the restrictions set forth in Section 4.06));
(b)	in respect of the purchase and sale contemplated by Section 2.01(b), (x) by the delivery to Woodbridge Investments of certificates representing the Tranche 2 Required Number of BCE Shares duly registered in the name of Woodbridge Investments or to such other member of the Woodbridge Group as Woodbridge Holdco may direct (provided such other person enters into a written agreement with the Purchaser agreeing to be bound by the restrictions set forth in Section 4.06), and (y) by the wire transfer of immediately available funds in an amount equal to the Woodbridge Cash Portion to an account specified by Woodbridge Investments;
(c)	in respect of the purchase and sale contemplated by Section 2.01(c), by the wire transfer of immediately available funds in an amount equal to the Teachers’ Share Purchase Price to an account specified by Teachers’; and
(d)	in respect of the purchase and sale contemplated by Section 2.01(d), by the wire transfer of immediately available funds in an amount equal to the Torstar Share Purchase Price to an account specified by Torstar.

2.03	Section 85 Election
          (1)  The Purchaser will, at the request of Woodbridge, execute an income tax election under subsection 85(1) of the Tax Act with respect to the sale of the Woodbridge Shares. Such election will be prepared by Woodbridge, acting reasonably, in accordance with the provisions of subsection 85(1) of the Tax Act, and provided to the Purchaser for execution. The Purchaser will execute and return the election within 60 days following receipt. The Purchaser will not be responsible for the proper completion of any election form or any Taxes, interest or penalties resulting from the failure of Woodbridge Holdco to properly complete or file such election in the form and manner and within the time prescribed by the Tax Act.
          (2)  The Purchaser will, at the request of Woodbridge and to the extent necessary under and subject to the Applicable Law of the relevant province, jointly elect with Woodbridge Holdco under corresponding provisions of applicable provincial income tax legislation with respect to the sale of the Woodbridge Shares. The provisions of Section 2.03(1) will apply to the making of any such provincial elections, with necessary changes.

ARTICLE 3— REPRESENTATIONS AND WARRANTIES

3.01	Vendors’ Representations and Warranties
          Each of the Vendors represents and warrants to and in favour of the Purchaser the matters set out below in respect of itself only and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:
(a)	In the case of each Vendor other than Teachers’, the Vendor is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation with the corporate power to own its assets and to carry on its business. Teachers’ is a corporation without share capital continued and existing under the Teachers’ Pension Act (Ontario) and has full power and authority to administer the pension fund established to provide benefits thereunder.
(b)	The Vendor is the beneficial and registered owner of the Purchased Shares set opposite its name on Schedule 3.01(b) free and clear of all Encumbrances, subject to the restrictions on transfer set out in the Corporation’s articles and the terms of the Existing Shareholders Agreement and the Funding Agreement.
(c)	In the case of Woodbridge Investments, Woodbridge Investments is the owner of the Mezz Debt free and clear of all Encumbrances.
(d)	The Vendor has the corporate power and authority to enter into and deliver this Agreement and to complete the transactions to be completed by the Vendor contemplated hereunder, including to transfer the legal and beneficial title and ownership of the Purchased Shares set opposite its name on Schedule 3.01(b) (or, in the case of Woodbridge Investments, to transfer ownership of the Mezz Debt) to the Purchaser free and clear of all Encumbrances, subject to the restrictions on transfer set out in the Corporation’s articles and the terms of the Existing Shareholders Agreement and the Funding Agreement.
(e)	This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(f)	There is no Contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Vendor to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the Purchased Shares set opposite its name on Schedule 3.01(b) (or, in the case of Woodbridge Investments, the Mezz Debt) other than pursuant to the provisions of this Agreement, the Existing Shareholders Agreement and the Funding Agreement and, in the case of Torstar, other than pursuant to Contracts with the lenders of Torstar under which in certain circumstances Torstar could be required to provide security on its assets (in which case Torstar would obtain a release of such security at or prior to the Closing Time).

(g)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated by this Agreement by the Vendor will result in the violation of:
(i)	any of the provisions of the constating documents or by-laws of the Vendor;
(ii)	subject only to the consent of lenders of Torstar (which consent will be obtained by Torstar at or prior to the Closing Time) and the Existing Shareholders Agreement, any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound, where the violation would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement; or
(iii)	subject to Competition Act Compliance and receipt of CRTC Approval, any Applicable Law in respect of which the Vendor must comply where the failure to so comply would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.
(h)	Subject to receipt of the Transaction Approvals, the Corporation Third Party Consents and to the consent of lenders of Torstar, which consent will be obtained by Torstar at or prior to the Closing Time, no notices, reports or other filings are required to be made by the Vendor with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by the Vendor from, any Governmental Authority or any third party in connection with the execution, delivery or performance of this Agreement by the Vendor or the consummation by the Vendor of the transactions contemplated by this Agreement where the failure to so obtain would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.
(i)	There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Vendor, pending or threatened before any Governmental Authority or arbitration panel which if determined adversely to the Vendor would enjoin, restrict or prohibit the transactions contemplated by this Agreement or prevent the Vendor from fulfilling all of its obligations set out in or arising from this Agreement.
(j)	The Vendor is not a non-resident of Canada or a partnership other than a Canadian partnership within the meaning of the Tax Act.

3.02	Additional Representations and Warranties of Woodbridge
          Woodbridge represents and warrants to and in favour of the Purchaser the matters set out below and acknowledges that the Purchaser is relying on such representations and warranties in connection with the transactions contemplated thereby:
(a)	Each of Woodbridge Holdco and Woodbridge Investments is resident in the Province of Ontario, is acquiring the BCE Shares issuable to it pursuant to Sections 2.02(a) and 2.02(b) as principal for its own account and is an “accredited investor” within the meaning of National Instrument 45-106 (Prospectus and Registration Exemptions) of the Canadian Securities Administrators.

3.03	Purchaser’s Representations and Warranties
          The Purchaser represents and warrants to and in favour of the Vendors the matters set out below and acknowledges that the Vendors are relying on such representations and warranties in connection with the transactions contemplated by this Agreement:
(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.
(b)	The Purchaser has the corporate power and authority to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder.
(c)	This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.
(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated by this Agreement by the Purchaser will result in a violation of:
(i)	any of the provisions of the constating documents or by-laws of the Purchaser;
(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound, where the violation would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement; or
(iii)	subject to Competition Act Compliance and receipt of CRTC Approval, any Applicable Law in respect of which the Purchaser must comply where the failure to so comply would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.

(e)	Subject to receipt of the Transaction Approvals, the Corporation Third Party Consents and the truth and accuracy of the representation and warranty of Woodbridge in Section 3.02(a), no notices, reports or other filings are required to be made by the Purchaser with, nor are any consents, registrations, approvals, permits, or authorizations required to be obtained by the Purchaser from, any Governmental Authority or any third party in connection with the execution, delivery or performance of this Agreement by the Purchaser or the consummation by the Purchaser of the transactions contemplated by this Agreement where the failure to so obtain would reasonably be expected to delay or materially adversely affect the consummation of the transactions contemplated by this Agreement.
(f)	There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Purchaser, pending or threatened before any Governmental Authority or arbitration panel which if determined adversely to the Purchaser would enjoin, restrict or prohibit the transactions contemplated by this Agreement or prevent the Purchaser from fulfilling all of its obligations set out in or arising from this Agreement.
(g)	The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act.

3.04	Additional Representations and Warranties of the Purchaser
          The Purchaser represents and warrants to and in favour of Woodbridge the matters set out below and acknowledges that Woodbridge is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:
(a)	The Purchaser is in compliance with its continuous disclosure obligations under Applicable Laws, including disclosure of any material changes in the affairs of the Purchaser in accordance with Applicable Laws.
(b)	The BCE Disclosure Documents comply in all material respects with the requirements of Applicable Laws and, after giving effect to all subsequent filings in relation to matters covered in earlier filings, do not contain any misrepresentation (as defined in Applicable Laws).
(c)	The Purchaser has not filed any confidential material change reports with any securities regulatory authority, stock exchange or self-regulatory organization.
(d)	The Purchaser has taken all necessary corporate action to authorize the issuance of the BCE Shares pursuant to Sections 2.02(a) and 2.02(b) and on receipt by the Purchaser of the consideration for such shares, they will be issued as fully paid and non-assessable.

(e)	No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in the securities of the Purchaser and no such proceeding is, to the knowledge of the Purchaser, pending, contemplated or threatened.

3.05	Corporation’s Representations and Warranties
          Except as disclosed in writing to the Purchaser on or prior to the date hereof, the Corporation represents and warrants to and in favour of the Purchaser the matters set out below and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the transactions contemplated by this Agreement:
(1)	Capitalization of the Corporation
(a)	The Corporation has provided to the Purchaser an accurate description of the authorized and issued capital of the Corporation.
(b)	All of the outstanding Class A common shares of the Corporation have been duly authorized and validly issued and are fully paid and non-assessable.
(c)	Except as provided for in this Agreement, the Funding Agreement and the Existing Shareholders Agreement, there are no authorized, issued or outstanding options, warrants or other rights to purchase shares or other securities of the Corporation, no authorized, issued or outstanding securities or obligations convertible into or exchangeable for shares or other securities of the Corporation and no agreements, understandings or commitments (contingent or otherwise) to authorize or issue such options, warrants, rights, securities or obligations.
(d)	No holder of securities issued by the Corporation has any right to compel the Corporation to register or otherwise qualify such securities for public sale in Canada or the United States.
(2)	Subsidiaries and Equity Investments
(a)	The Corporation has provided to the Purchaser an accurate list of the Subsidiaries of the Corporation and partnerships in which the Corporation or a Subsidiary is a partner and does not have any other Subsidiaries and is not a partner in any other partnerships.
(b)	The Corporation has provided to the Purchaser an accurate list of the equity investments of the Corporation and its Subsidiaries with a book value of $250,000 or more.
(3)	Organization of Subsidiaries
(a)	Each Subsidiary of the Corporation has been duly incorporated, is validly subsisting and has full corporate power and authority to own its properties and conduct its business as currently owned and conducted.

(4)	Capitalization of Subsidiaries
(a)	The Corporation has provided to the Purchaser an accurate description of the authorized and issued capital of the Subsidiaries of the Corporation. There are no authorized, issued or outstanding options, warrants or other rights to purchase shares or other securities of Subsidiaries of the Corporation, no authorized, issued or outstanding securities or obligations convertible into or exchangeable for shares or other securities of Subsidiaries of the Corporation and no agreements, understandings or commitments (contingent or otherwise) to authorize or issue such options, warrants, rights, securities or obligations.
(b)	All of the outstanding shares of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable.
(c)	The Corporation has provided to the Purchaser an accurate description of the Corporation’s direct and indirect ownership interest in each of its Subsidiaries.
(d)	No holder of securities issued by a Subsidiary of the Corporation has any right to compel such Subsidiary to register or otherwise qualify such securities for public sale in Canada or the United States.
(5)	Financial Statements and Contingent Liabilities
(a)	The Financial Statements have been prepared in accordance with generally accepted accounting principles, subject, in the case of any unaudited financial statements, to the absence of notes and to customary year-end adjustments.
(b)	The Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations and cash flows of the Corporation and its Subsidiaries on a consolidated basis as of the dates thereof and for the periods covered thereby, subject, in the case of any unaudited financial statements, to customary year-end adjustments. The reserves and accrued liabilities disclosed on or reflected in the Financial Statements are sufficient in all material respects to provide for the liabilities in respect of which they have been established.
(c)	The Corporation has provided to the Purchaser a detailed list setting out all outstanding indebtedness and other financing-related commitments (including obligations under capital leases, guarantees, bankers acceptances, letters of credit, derivative or hedging transactions and similar matters) of the Corporation and its Subsidiaries.
(6)	Absence of Certain Changes or Events
(a)	Between August 31, 2009 and the date of this Agreement, the business of the Corporation and its Subsidiaries has been conducted only in the ordinary course of business of such entity and there has not occurred any event that has had a Material Adverse Effect.

(7)	Absence of Dividends and Distributions
(a)	Other than as disclosed in the Financial Statements or as contemplated by or permitted under this Agreement, since August 31, 2009 the Corporation has not declared or paid any dividend or made any distribution, whether in cash, in stock or in specie, on any of its outstanding shares.
(8)	Absence of Undisclosed Liabilities
(a)	Other than as disclosed in the Financial Statements or as contemplated by or permitted under this Agreement, since August 31, 2009 the Corporation and its Subsidiaries have not incurred any liabilities (whether accrued, absolute, contingent or otherwise) except liabilities incurred in the ordinary course of business that would not have a Material Adverse Effect.
(9)	Absence of Guarantees
(a)	Except as contemplated by or permitted under this Agreement and except for guarantees or indemnities made by the Corporation or any Subsidiary in respect of another Subsidiary or the Corporation, neither the Corporation nor any of its Subsidiaries has given or agreed to give, or is a party or bound by, any guarantee or indemnity in respect of indebtedness or other financial obligations of any person or any other commitment by which the Corporation or any Subsidiary is, or is contingently, responsible for such indebtedness or other obligations.
(10)	CRTC Licenses and Other Governmental Authorizations
(a)	The Corporation has made available to the Purchaser a complete and accurate list of each license from the CRTC issued to the Corporation or any of its Subsidiaries.
(b)	The Corporation and its Subsidiaries own, possess or have obtained and are in material compliance with all Governmental Authorizations, including all licenses from the CRTC, necessary to conduct their respective businesses as now conducted in compliance with all Applicable Laws.
(c)	The Governmental Authorizations, including all necessary licenses from the CRTC, are in full force and effect in accordance with their terms and there have been no material violations thereof and no proceedings are pending (other than renewal proceedings as a result of expirations in accordance with the terms thereof) or, to the knowledge of the Corporation, threatened, which could result in their revocation or limitation.
(11)	Material Contracts
(a)	The Corporation has provided to the Purchaser a complete and accurate list of the Material Contracts, all of which are in full force and effect unamended, except where the failure to be in full force and effect and unamended would not have a Material Adverse Effect.

(b)	The Corporation has made available to the Purchaser true and complete copies of all Material Contracts other than (i) program supply Contracts that expire on or prior to August 31, 2011, (ii) printing Contracts of the CTVglobemedia Publishing Group, (iii) BDU Contracts, and (iv) Real Property Leases that are not material to the Corporation.
(c)	No default exists (or, but for the passage of time or the giving of notice, would exist) under any Material Contract on the part of the Corporation or any of its Subsidiaries or, to the knowledge of the Corporation, on the part of any other party to such Contracts other than defaults that would not have a Material Adverse Effect.
(12)	Title to Assets
(a)	Each of the Corporation and its Subsidiaries is the sole beneficial owner of all of its assets and interests in assets, real and personal, with good and valid title, free and clear of all Encumbrances other than Permitted Encumbrances or Encumbrances that would not have a Material Adverse Effect.
(13)	Fixed Assets
(a)	The Fixed Assets are in good condition, repair and (where applicable) working order, having regard to their use and age.
(14)	Government Grants
(a)	The Corporation has provided to the Purchaser a complete and accurate list of all Contracts relating to grants or other forms of financial assistance, including loans with interest at below market rates, received by the Corporation or any of its Subsidiaries from any Governmental Authority.
(15)	Litigation
(a)	There is no suit, action, litigation, investigation, claim, complaint, grievance or proceeding, including appeals and applications for review, in progress, or, to the knowledge of the Corporation pending or threatened against or relating to the Corporation or any of its Subsidiaries before any Governmental Authority or arbitration panel, which, if determined adversely to the Corporation or Subsidiary would: (i) have a Material Adverse Effect; (ii) enjoin, restrict or prohibit any of the transactions contemplated by this Agreement; or (iii) prevent the Corporation from fulfilling all of its obligations set out in or arising from this Agreement or any of the other documents or agreements required by this Agreement to be delivered.

(b)	There is not presently outstanding against the Corporation or any of its Subsidiaries any assessment, judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator that would have a Material Adverse Effect.
(16)	Real Property
(a)	The Corporation has provided to the Purchaser a complete and accurate list of the Owned Real Property and the Leased Real Property.
(b)	Except for Permitted Encumbrances:
(i)	the Corporation and its Subsidiaries are the beneficial owners of the Owned Real Property in fee simple with good and marketable title thereto free and clear of all Encumbrances;
(ii)	the buildings, structures, erections, improvements and fixtures situate on or used in connection with the Owned Real Property are in good condition, repair and (where applicable) working order, having regard to their use and age and such assets have been regularly maintained and the Corporation and its Subsidiaries have such rights of entry and exit to and from the Real Properties as are reasonably necessary to carry on their respective businesses thereon;
(iii)	there are no material agreements or understandings between any landlord and tenant, or sublandlord and subtenant, other than as contained in the Real Property Leases, pertaining to the rights and obligations of the parties thereto;
(iv)	neither the Corporation nor any of its Subsidiaries has any material option, right of first refusal or other similar contractual right relating to the Leased Real Property other than as set forth in the Real Property Leases;
(v)	neither the Corporation nor any of its Subsidiaries has waived, or omitted to take any action in respect of any rights under any of the Real Property Leases other than any waiver or omission that would not have a Material Adverse Effect;
(vi)	no person has any right to purchase any of the Owned Real Property, and no person other than the Corporation or any of its Subsidiaries is using or has any right to use, as tenant, or is in possession or occupancy of, any material part of the Real Property;
(vii)	neither the Corporation nor any of its Subsidiaries has granted any option, right of first refusal or other similar contractual rights with respect to any of the Owned Real Property or any part thereof;

(viii)	neither the Corporation nor any of its Subsidiaries has received any written notice of non-compliance with current zoning regulations that would affect its respective business in any material respect; and
(ix)	neither the Corporation nor any of its Subsidiaries has received any written notice of any expropriation or condemnation or similar proceeding pending or threatened against the Owned Real Property or any part thereof that would affect its respective business in any material respect.
(17)	Environmental
(a)	The Corporation has made available to the Purchaser a complete and accurate list of each Environmental Report.
(b)	Except as expressly disclosed in the Environmental Reports and except for any matters that would not have a Material Adverse Effect:
(i)	neither the Corporation nor any of its Subsidiaries nor any of the Real Property is in violation of any Environmental Law which violation, to the knowledge of the Corporation, requires or may reasonably be expected to require any work, remediation, monitoring, repairs, construction, change in business practices or operations, or expenditures;
(ii)	neither the Corporation nor any of its Subsidiaries has received any written demand or written notice with respect to a breach of or liability under, whether actual or alleged, any Environmental Laws;
(iii)	the Corporation has no knowledge of any change in the terms and conditions of any Environmental Approvals or any renewal, modification, revocation, reissuance, alteration, transfer or amendment of such Environmental Approvals, or any review or issuance by, or approval of, any Governmental Authority of such Environmental Approvals in connection with the execution or delivery of this Agreement; and
(iv)	to the knowledge of the Corporation, there are no expenses, penalties or costs to be incurred, or already accruing, by the Corporation or any of its Subsidiaries or in connection with the Owned Real Property and there is no reasonable basis for any claim against the Corporation or any of its Subsidiaries, in each case under any Environmental Laws or with respect to any Hazardous Substances.
(c)	The representations and warranties in this Section 3.05(17) are the only representations and warranties applicable to environmental matters.
(18)	Tax Matters
(a)	The Corporation and each of its Subsidiaries has timely filed all Tax Returns required to be filed by it, has withheld Tax as required from all amounts paid or payable by it and remitted such Tax to the appropriate Governmental Authority and has timely paid, or caused to be timely paid, all amounts of Taxes due and payable by it as of the date hereof.

(b)	Adequate provisions have been made in the Financial Statements for all Taxes payable in respect of the business or assets of the Corporation and its Subsidiaries or otherwise for all periods up to the date of the most recent balance sheet comprising part of the Financial Statements.
(c)	Neither the Corporation nor any of its Subsidiaries has received any written notification that any issues involving Taxes have been raised (and are currently pending) by the Canada Revenue Agency or any other taxing authority in connection with any Taxes payable by it or Tax Return filed or required to be filed by it that would have a Material Adverse Effect.
(d)	The Corporation is not a public corporation for purposes of the Tax Act or any applicable provincial corporate or income tax legislation.
(19)	Employment Matters
(a)	There are no written or oral Contracts of employment entered into with any Employees earning in excess of $250,000 per year other than Contracts which are terminable on the giving of reasonable notice in accordance with Applicable Laws.
(b)	The Corporation and its Subsidiaries are being operated in material compliance with all Applicable Laws relating to employees, including employment standards, Occupational Health and Safety Laws, human rights, labour relations and pay equity.
(c)	The Corporation and its Subsidiaries are not required to make severance, termination or similar payments to any employee as a result of the transactions contemplated by this Agreement.
(20)	Collective Agreements
(a)	The Corporation has provided to the Purchaser a complete and accurate list of all Collective Agreements.
(b)	The Corporation has made available to the Purchaser true and complete copies of all material Collective Agreements.
(c)	There are no outstanding or, to the knowledge of the Corporation, threatened labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Employees or dependent contractors not already covered by a Collective Agreement.

(d)	To the knowledge of the Corporation, there are no threatened or apparent union organizing activities involving any Employees or dependent contractors not already covered by a Collective Agreement.
(e)	There is no strike or lock out occurring or, to the knowledge of the Corporation, threatened affecting the Corporation or any of its Subsidiaries.
(f)	Neither the Corporation nor any of its Subsidiaries has any unresolved grievances or pending arbitration cases outstanding or any labour problems that may lead to an interruption of operations at any location other than unresolved grievances, pending arbitration cases outstanding or labour problems that would not have a Material Adverse Effect.
(21)	Employee Plans
(a)	The Corporation has provided to the Purchaser a complete and accurate list of all material Employee Plans or, where oral, written summaries of the material terms of such Employee Plans.
(b)	The Employee Plans are established, registered (where required), qualified, administered and invested, in material compliance with: (i) the terms thereof; (ii) all Applicable Laws; and (iii) the applicable Collective Agreements.
(c)	All material obligations to or under the Employee Plans (whether pursuant to the terms thereof, any Applicable Laws or the Collective Agreements) have been satisfied and there are no outstanding defaults or violations thereunder by the Corporation or any of its Subsidiaries other than defaults or violations that would not have a Material Adverse Effect.
(d)	None of the Employee Plans provide for benefit increases or the acceleration of funding obligations that are contingent upon or will be triggered by the entering into of this Agreement or any of the other documents or agreements required by this Agreement to be delivered or the completion of the transactions contemplated by this Agreement.
(e)	All employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Employee Plan have been paid or remitted in material compliance with the terms thereof, all Applicable Laws and the Collective Agreements, and no Taxes, penalties or fees are owing under any Employee Plan.
(f)	No event has occurred with respect to any registered Employee Plan which would result in the revocation of the registration of such Employee Plan or entitle any person, without the consent of the Corporation or one of its Subsidiaries, to wind-up or terminate any Employee Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the Tax status of any such plan.

(g)	Each Pension Plan is being funded in material compliance with the terms thereof, all Applicable Laws and the Collective Agreements.
(h)	No material changes have occurred or have been promised in respect of any Employee Plan since the date of the most recent financial, accounting, actuarial or other report, as applicable, issued in connection with any Employee Plan, which could reasonably be expected to materially adversely affect the relevant report (including rendering it misleading in any material respect) except for changes in general economic and market conditions.
(i)	There have been no withdrawals or transfers of assets from any Employee Plan otherwise than in accordance with the terms of the applicable Employee Plan, Collective Agreements and all Applicable Laws.
(j)	All benefits under any Employee Plan which provides benefits beyond retirement or other termination of service to Employees or former Employees (or to the beneficiaries or dependants of such Employees or former Employees) have been properly accrued on the relevant Financial Statements in accordance with generally accepted accounting principles.
(k)	None of the Employee Plans requires or permits a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any insured Employee Plan are reasonable and sufficient to provide for all incurred but unreported claims.
(22)	Intellectual Property
(a)	Where any Intellectual Property owned by the Corporation or any of its Subsidiaries is registered, all steps have been taken, including payment of fees and filing of documentation, that are necessary to maintain such registrations in good standing.
(b)	Neither the Corporation nor any of its Subsidiaries has received written notice, that its use of any of the Intellectual Property infringes upon or breaches the intellectual property rights of any other person, may result in a default or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under any Material Contract.
(c)	There are no claims, oppositions, conflicts, proceedings, or investigations against any person, or, to the knowledge of the Corporation, any breaches, interferences, infringements, violations or appropriations by any person, relating to any of the Intellectual Property.
(d)	The Corporation and its Subsidiaries have the right to use all of the Intellectual Property which is necessary to conduct their respective businesses as currently conducted in all material respects.

(23)	Websites and Domain Names
(a)	The content of the internet websites which form part of the Intellectual Property complies with all Applicable Laws in all material respects.
(b)	No internet domain name which forms part of the Intellectual Property was registered or acquired, or has been used, for an unlawful purpose or in bad faith, including primarily for the purpose of:
(i)	disrupting the business of a competitor;
(ii)	selling or transferring the domain name to the owner of a Trade-mark which is identical to or confusingly similar to the domain name registration or to a competitor of such owner;
(iii)	preventing the owner of a Trade-mark from reflecting the Trade-mark in a corresponding domain name registration; or
(iv)	attempting to attract, for commercial gain, internet users to a particular website by creating a likelihood of confusion with the Trade-mark of another person.
(24)	Compliance with Laws
(a)	The Corporation and its Subsidiaries are being operated in compliance with all Applicable Laws in all material respects.
(25)	Restrictive Covenants
(a)	The Corporation and its Subsidiaries are not party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its ability to compete in any material respect in any line of business after the Closing Date on substantially the same basis as presently carried on.
(26)	Insurance
(a)	The Corporation and its Subsidiaries maintain such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are prudent for owners of comparable businesses, properties and assets. All such policies of insurance are in full force and effect and neither the Corporation nor any of its Subsidiaries are in material default, as to the payment of premium or otherwise, under the terms of any such policy.
(27)	Non-Arm’s Length Transactions
(a)	Except for Contracts (i) made solely between the Corporation and any Subsidiary, (ii) between any of the Subsidiaries of the Corporation, and (iii) to which the Purchaser is a party, there are no Contracts between the Corporation or any of its Subsidiaries and any person with whom the Corporation or any Subsidiary is not dealing, at the date hereof, at arm’s length, other than Contracts entered into in the ordinary course of business on terms no less favourable to the Corporation and its Subsidiaries than are available from an arm’s length party.

(28)	Books and Records
(a)	All Books and Records fairly and correctly disclose in all material respects the financial position of the Corporation and its Subsidiaries and all financial transactions relating to the businesses carried on by the Corporation and its Subsidiaries have been accurately recorded in such Books and Records.
(29)	Sufficiency of Assets
(a)	The assets of the CTVglobemedia Television Group are sufficient for the continued conduct of the business of the CTVglobemedia Television Group after the completion of the transactions contemplated hereunder in substantially the same manner as such business is currently conducted.
ARTICLE 4 – COVENANTS

4.01	Covenants of the Vendors
          Each of the Vendors will ensure:
(a)	that the representations and warranties of such Vendor set out in Section 3.01 and 3.02 over which the Vendor has reasonable control are true and correct at the Time of Closing; and
(b)	that the conditions of closing for the benefit of the Purchaser set out in Section 5.01 over which such Vendor has reasonable control have been performed or complied with by the Time of Closing.

4.02	Covenants of the Purchaser
(1)	The Purchaser will ensure:
(a)	that the representations and warranties of the Purchaser set out in Section 3.03 and 3.04 over which the Purchaser has reasonable control are true and correct at the Time of Closing; and
(b)	that the conditions of closing for the benefit of the Vendors set out in Section 5.02 over which the Purchaser has reasonable control have been performed or complied with by the Time of Closing.
          (2)  At the Time of Closing, the Purchaser will cause the Corporation to repay all outstanding indebtedness under the Senior Debt Facility and satisfy all obligations to the lenders thereunder.

          (3)  Prior to the Time of Closing, the Corporation will obtain, and fully pay the premium for the extension of the directors’, officers’, trustees’ and employees’ liability coverage of the Corporation’s and its Subsidiaries’ existing directors’, officers’, trustees’ and employees’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of at least six years from and after the Time of Closing with respect to any claim related to any period or time at or prior to the Time of Closing from an insurance carrier with the same or better credit rating as the Corporation’s current insurance carriers with respect to directors’, officers’, trustees’ and employees’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous (which can reasonably be obtained in the insurance market) to each present and former director, officer and employee of the Corporation and its Subsidiaries (each, an “Indemnified Person”) than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer, trustee or employee of the Corporation or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Time of Closing; provided, however, that the Corporation will not secure such D&O Insurance except to the extent it can be provided at an annual cost of no greater than 225% of the most recent annual premium paid by the Corporation prior to the date hereof (the “Premium Cap”); and provided, further, that if such D&O Insurance cannot be obtained, or can be obtained only by paying an annual premium in excess of the Premium Cap, the Corporation will only obtain as much coverage as can be obtained by paying an annual premium equal to the Premium Cap. If the Corporation for any reason fails to obtain such “run off” insurance policies as of the Time of Closing, the Corporation will continue to maintain in effect for a period of at least six years from and after the Time of Closing the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Corporation’s and its Subsidiaries’ existing policies as of the date hereof, or the Corporation will purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Corporation’s existing policies as of the date hereof.
          (4)  The Purchaser will cause the articles of incorporation and by-laws of the Corporation or any successor to the Corporation to contain provisions with respect to exculpation and indemnification that are at least as favorable to the current directors and officers of the Corporation as those contained in the articles and by-laws as in effect on the date hereof and in the Existing Shareholder Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Time of Closing in any manner that would adversely affect the rights of such individuals thereunder, unless such modification is required by Applicable Law.

4.03	Covenants of the Corporation
          (1)  Other than as contemplated by or permitted under this Agreement or the Print Agreement or as contemplated in the 2011 Business Plan, at all times prior to the Closing Date, the Corporation will, unless it obtains the prior written consent of the Purchaser, not to be unreasonably withheld or delayed:

(a)	permit the Purchaser and its representatives, without material interference to the ordinary conduct of business of the Corporation and its Subsidiaries, to have access during normal business hours to the Books and Records and the properties and assets used by the Corporation and its Subsidiaries and to management of the Corporation and its Subsidiaries (including for purposes of monthly financial and operational performance reviews), solely to verify the matters warranted in Section 3.05 as they relate to the Corporation and its Subsidiaries, provided that the Corporation and its Subsidiaries will not be required to disclose any information to the Purchaser where prohibited by any Applicable Laws or agreement. If any consent of any person or Governmental Authority is required to permit the Corporation or any of its Subsidiaries to release any information to the Purchaser, the Corporation will make commercially reasonable efforts to obtain, or to cause to be obtained, such consent as soon as possible but will not be required to disclose such information prior to receipt of such consent;
(b)	conduct the business of the Corporation and its Subsidiaries in all material respects in the ordinary course of business on a basis consistent with past practice (including maintaining capital expenditures, funding of pension plan obligations, funding of outstanding CRTC benefits obligations and incurring programming costs) or in accordance with the 2011 Business Plan;
(c)	maintain all of the material assets of the Corporation and its Subsidiaries in good condition and maintain insurance upon the assets of the Corporation and its Subsidiaries in the ordinary course of business on a basis consistent with past practice;
(d)	maintain the Books and Records in the ordinary course of business on a basis consistent with past practice;
(e)	not enter into any transactions, or permit any of its Subsidiaries to enter into any transactions, with CTVglobemedia Publishing or any of its Subsidiaries except in the ordinary course of business on a basis consistent with past practice or in accordance with the 2011 Business Plan; and
(f)	refrain from taking any actions that would cause the representations and warranties of the Corporation in Section 3.05 to be untrue or incorrect in any material respect (provided that those representations and warranties that are qualified by materiality qualifiers will remain true and correct) at the Time of Closing except to the extent such arise from:
(i)	actions contemplated by or permitted under this Agreement; or
(ii)	the operation of the business of the Corporation and its Subsidiaries in all material respects in the ordinary course of business on a basis consistent with past practice.

          (2)  At the request of the Purchaser, the Corporation will diligently pursue all of the Corporation Third Party Consents. No party (other than the Corporation, as described below) will be obligated to make any payment to any person or to pay any charge or fee or make or incur any additional payment, guarantee or financial contribution or arrangement or to institute legal, arbitration or other proceedings in connection therewith. All costs and expenses incurred with respect to pursuing the Corporation Third Party Consents will be borne by the Corporation, other than costs and expenses of any advisors, including legal counsel, retained by the Purchaser or the Vendors, which will be for the account of the Purchaser or such Vendor, as the case may be.
          (3)  Other than (i) as contemplated by or permitted under this Agreement or the Print Agreement, (ii) as contemplated in the 2011 Business Plan, (iii) subject to Section 4.03(1)(e), transactions solely between the Corporation and any Subsidiary or between any of its Subsidiaries in the ordinary course of business on a basis consistent with past practice, (iv) matters relating solely to the CTVglobemedia Publishing Group that do not materially affect operating free cash flow of the Corporation on a consolidated basis, or (v) except for Sections 4.03(3)(a) through (g), inclusive, and Sections 4.03(3)(u) and (v) as they relate to Sections 4.03(3)(a) through (g), in the ordinary course of business on a basis consistent with past practice, prior to the Closing Date, without the prior written consent of the Purchaser (and, in the case of Section 4.03(3)(e), the prior written consent of each of the Purchaser, Woodbridge, Teachers’ and Torstar) not to be unreasonably withheld or delayed, the Corporation will not, directly or indirectly:
(a)	take any initiative that would result in a material change in the business of the Corporation and its Subsidiaries on a consolidated basis;
(b)	amend its articles, by-laws, constating documents or other organizational documents;
(c)	declare or pay any dividend or make any distribution, whether in cash, in stock or in specie, on any of its outstanding shares;
(d)	repurchase, redeem or otherwise acquire any of its securities;
(e)	issue, grant or sell any of its securities;
(f)	amalgamate, merge or combine with or into any other person;
(g)	take or institute any proceedings for winding-up, reorganizing or dissolving;
(h)	make or incur any single capital expenditure or group of related capital expenditures in excess of $5 million or any capital expenditures that, in the aggregate, are in excess of the amounts specified by the Corporation to the Purchaser as of the date hereof, in any quarter;
(i)	incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances, except for extensions of existing indebtedness and the issuance of letters of credit;

(j)	purchase or acquire, in any single transaction or series of related transactions, assets or shares of, or other interests in, any other person (other than any transaction in respect of which there is a binding written agreement existing on the date hereof, a copy of which has been provided to the Purchaser, that has not yet closed);
(k)	sell or dispose of, by conveyance, transfer, lease or otherwise, in any single transaction or series of related transactions, assets, including shares of, or other interests in, any of its Subsidiaries (other than any transaction in respect of which there is a binding written agreement existing on the date hereof, a copy of which has been provided to the Purchaser, that has not yet closed);
(l)	enter into any joint venture or strategic alliance in any single transaction or series of related transactions;
(m)	terminate, cancel, renew or amend any Material Contract or enter into any Contract that would have been a Material Contract if it had been entered into prior to the date hereof;
(n)	enter into any non-arm’s length transactions, except transactions entered into in the ordinary course of business on terms no less favourable to the Corporation than are available from an arm’s length party;
(o)	adopt or amend any compensation plan in respect of its officers (including, for greater certainty, all vice-presidents), employees or consultants or increase the compensation or benefits payable to any such person, other than (i) where required by Applicable Law, or (ii) in accordance with the terms of any written agreement (or summaries of proposed agreements) made available to the Purchaser prior to the date hereof;
(p)	increase any severance, change of control or termination payments that could become payable to any of its directors, officers or employees or increase the benefits payable under any severance, change of control or termination policies;
(q)	undertake any workforce reduction initiatives or similar programs designed to reduce labour costs or terminate the employment of any member of senior management;
(r)	amend its accounting policies or adopt new accounting policies, in each case except as may be required by generally accepted accounting principles;
(s)	terminate, cancel or amend or cause to lapse any of its insurance policies or the coverage thereunder;
(t)	discuss the transactions contemplated by this Agreement with any Governmental Authority without the Purchaser present unless specifically required by such Governmental Authority in accordance with Applicable Law and the Purchaser is given prior written notice of any such discussions;

(u)	do indirectly, including through any of its Subsidiaries, anything which would not be permitted to be done directly pursuant to this Section 4.03; or
(v)	make any commitment or agreement to do any of the foregoing.
          (4)  The Corporation will ensure that the representations and warranties of the Corporation set out in Section 3.05 over which the Corporation has reasonable control are true and correct at the Time of Closing and that the conditions of closing for the benefit of the Purchaser set out in Section 5.01 and the Vendors in Section 5.02 over which the Corporation has reasonable control have been performed or complied with by the Time of Closing.

4.04	CRTC Matters
          (1)  The Purchaser and the Corporation will promptly and expeditiously take all steps required to obtain the CRTC Approval so as to permit the closing of the transactions contemplated by this Agreement to occur by the Outside Date (including satisfying any significant conditions of approval), and in so doing will cooperate with each other; provided, however, that nothing in this Agreement will require the Purchaser to agree to any conditions of approval which would (a) be material and adverse to the Purchaser, and (b) treat the Purchaser differently from its integrated competitors. The Vendors will provide their full cooperation to the Purchaser and the Corporation in obtaining CRTC Approval, provided that in so doing no Vendor will be required to pay any amount of money or agree to any terms and conditions of any nature.
          (2)  Subject to Section 4.04(3), the Purchaser will, as soon as reasonably practicable after the date hereof, prepare and file the CRTC Application. Notwithstanding Section 4.04(1), the Purchaser will have ultimate responsibility over the CRTC Application, including the drafting and the presentation of the CRTC Application at any public hearing held to consider it. At the Purchaser’s request, the Corporation will make available any of its executives or senior managers to attend any public hearing with the Purchaser.
          (3)  The Purchaser will provide a draft copy of and consult with, and consider in good faith any suggestions made by, the other parties with respect to the CRTC Application and any documentation relating thereto. Each other party will be entitled to participate in any meeting between any of the parties for the preparation of the CRTC Application. Subject to issues of relevance and confidentiality, each party will promptly furnish to the Purchaser or its counsel such information and assistance as the Purchaser may reasonably request in order to prepare the documentation relating to the CRTC Application.
          (4)  The Purchaser will diligently pursue the CRTC Approval on the terms set forth in the CRTC Application which will be consistent with the terms of this Agreement. To the extent that a public hearing is held, the Purchaser will request the earliest possible hearing date for the consideration of the CRTC Application.
          (5)  The Purchaser will inform the other parties or their respective counsel on a regular basis as to the status of the CRTC’s processing of the CRTC Application and will promptly provide the other parties or their respective counsel with copies of any correspondence from or to the CRTC.

          (6)  The Corporation and the Vendors will promptly provide each of the other parties or their respective counsel with copies of any correspondence from or to the CRTC as it relates to the transactions contemplated herein. The Corporation and the Vendors will promptly furnish to the CRTC any additional information required or reasonably requested by the CRTC (a “CRTC Request”). No later than five Business Days prior to any date upon which a filing, submission or response (a “CRTC Submission”) is required pursuant to any CRTC Request or, where less than five Business Days’ notice of the requirement or opportunity for such CRTC Submission is given, as soon as reasonably practicable, the party making the CRTC Submission will provide a copy of any proposed CRTC Submission to the Purchaser, and will consult with the Purchaser as to the content of the CRTC Submission and will consider in good faith any suggestions made by the Purchaser concerning such CRTC Submission. The Corporation and the Vendors agree that any such CRTC Submission will be consistent with their objective of obtaining CRTC Approval.

4.05	Competition Act Matters
          (1)  The Purchaser and the Corporation will promptly and expeditiously take all steps required to obtain Competition Act Compliance so as to permit the closing of the transactions contemplated by this Agreement to occur by the Outside Date, and in so doing will cooperate with each other. The Vendors will provide their full cooperation to the Purchaser and the Corporation in obtaining Competition Act Compliance, provided that in so doing no Vendor will be required to pay any amount of money or agree to any terms and conditions of any nature.
(2)	As soon as reasonably practicable following the date hereof:
(a)	the Purchaser will prepare and submit to the Commissioner of Competition an application and submissions for an Advance Ruling Certificate (the “ARC Request”), or in the alternative, a no action letter; and
(b)	if considered appropriate by the parties, the Purchaser and the Corporation will file pre-merger notifications pursuant to Part IX of the Competition Act (the “Part IX Filings”).
          (3)  The Corporation and the Vendors will promptly furnish to the Purchaser or its counsel such information, documents and assistance as the Purchaser may reasonably request in order to prepare the application and submissions for an Advance Ruling Certificate, or any other submissions to the Commissioner of Competition.
          (4)  The Purchaser, the Corporation and the Vendors will promptly furnish any additional information or documents requested by the Commissioner of Competition.
          (5)  The Purchaser will provide advance drafts of all written submissions to the Commissioner of Competition (including the ARC Request) to the Corporation and the Vendors, and will consider in good faith any suggestions made by the Corporation and the Vendors concerning such application and submissions. The Purchaser, the Corporation and the Vendors will keep each other apprised of all substantive communications with the Commissioner of Competition or her staff and will not participate in such communications without giving the others the opportunity to participate therein.

          (6)  The Purchaser will pay the filing fees and applicable taxes required in connection with Competition Act Compliance.
          (7)  The Purchaser will promptly and expeditiously make all reasonable commercial efforts to obtain Competition Act Compliance so as to permit the closing of the transactions contemplated by this Agreement to occur by the Outside Date; provided, however, that nothing in this Agreement will require the Purchaser, the Corporation or their respective Affiliates to agree to any conditions requested by the Commissioner of Competition that are material and adverse to the Purchaser.

4.06	Woodbridge Lock-Up
          Woodbridge agrees that, for the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, Woodbridge will not, directly or indirectly, offer, sell, enter into an agreement to sell, pledge (other than as security for a bona fide loan from a major bank or financial institution), grant any option to purchase, make any short sale, monetize or otherwise dispose of any BCE Shares without the prior written consent of the Purchaser; provided, however, that Woodbridge will be entitled to so transfer BCE Shares to any other member of the Woodbridge Group without the prior written consent of the Purchaser if such other member of the Woodbridge Group enters into an agreement with the Purchaser agreeing to be bound by the restrictions set forth in this Section 4.06.

4.07	Pre-Acquisition Reorganizations
          The Corporation, the Purchaser and the Vendors each agree that, upon request of the Purchaser, the Corporation will, and will cause each of its Subsidiaries to, at the expense of Purchaser, (i) effect such reorganizations of its business, financing, operations and assets and the integration of other affiliated businesses as the Purchaser may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they may most effectively be undertaken. The Purchaser and the Corporation will, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Time of Closing all documentation necessary and do such other acts and things as are necessary to give effect to any Pre-Acquisition Reorganization. Notwithstanding the foregoing, no such Pre-Acquisition Reorganization will be made effective unless such Pre-Acquisition Reorganization (x) can be reversed or unwound without adversely affecting the Corporation or its Subsidiaries in the event the transactions contemplated by this Agreement are not completed and this Agreement is terminated, (y) does not adversely affect any Vendor, and (z) does not adversely affect or delay Competition Act Compliance or the obtaining of CRTC Approval or the satisfaction of any other condition set out in Section 5.01 or 5.02. No Pre-Acquisition Reorganization will be considered in determining whether a representation, warranty or covenant of the Corporation or any Vendor hereunder has been breached. If the transactions contemplated by this Agreement are not completed and this Agreement is terminated, the Purchaser will promptly reimburse the Corporation for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Corporation and its Subsidiaries in effecting a Pre-Acquisition Reorganization and will be responsible for any costs of the Corporation and its Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization.

4.08	Termination of Agreements
          The parties acknowledge and agree that each of the Funding Agreement and the Existing Shareholders Agreement will be terminated and of no further force and effect (other than Section 11.6 of the Existing Shareholders Agreement) as of the Time of Closing (or, if the Purchaser does not purchase all the Purchased Shares, the Existing Shareholders Agreement will be terminated and of no further force and effect with respect to each Vendor whose Purchased Shares are purchased at the Time of Closing).

4.09	Non-Transferred Assets
          (1)  The parties acknowledge that it is their intention that as of the Time of Closing the CTVglobemedia Television Assets will be owned by the CTVglobemedia Television Group and not by the CTVglobemedia Publishing Group.
          (2)  If any member of the CTVglobemedia Publishing Group or the CTVglobemedia Television Group discovers after the Time of Closing that the CTVglobemedia Publishing Group has title to, or an interest in, a CTVglobemedia Television Asset (in either case, a “Non‑Transferred Asset”), CTVglobemedia Publishing shall (and shall cause its applicable Subsidiary to) cooperate and use commercially reasonable efforts to promptly transfer such title or interest to the Corporation (or a Subsidiary of the Corporation designated by it) on a tax efficient basis, including obtaining any necessary consents or approvals or taking any other actions necessary to effect such transfers.
          (3)  If an attempted assignment of a Non-Transferred Asset would be ineffective or would impair the rights of the CTVglobemedia Television Group with respect to such Non-Transferred Asset so that the CTVglobemedia Television Group would not receive all such rights, then CTVglobemedia Publishing shall use commercially reasonable efforts to provide to, or cause to be provided to, the CTVglobemedia Television Group, to the extent permitted by law, rights related to such Non-Transferred Asset and take such other actions as may reasonably be requested by the Corporation in order to place it, insofar as reasonably possible, in the same position as if such Non-Transferred Asset had been transferred as contemplated hereby. In connection therewith, (i) the member of the CTVglobemedia Publishing Group with title to or an interest in such asset shall promptly pass along to the member of the CTVglobemedia Television Group entitled to such asset when received all benefits derived with respect to any such Non-Transferred Asset, and (ii) the member of the CTVglobemedia Television Group entitled to such asset shall pay, perform and discharge on behalf of such member of the CTVglobemedia Publishing Group all of the obligations with respect to any such Non-Transferred Asset in a timely manner and in accordance with the terms thereof. If and when such transfer may be effected without impairing the rights of the member of the CTVglobemedia Television Group entitled to such asset, the Corporation and CTVglobemedia Publishing shall take appropriate steps to effect the transfer of such Non-Transferred Asset.

4.10	Release of Shareholder Support Arrangements
          Each of the Corporation and the Purchaser will use commercially reasonable efforts to obtain customary release and termination documentation from The Toronto-Dominion Bank (“TD”) confirming the termination and release of the Vendors and the Purchaser from their respective obligations under (i) the put agreement dated April 30, 2009 between, among others, TD, Woodbridge Parent, Teachers’, Torstar and the Purchaser, (ii) the sponsor subordination and intercreditor agreement dated as of April 30, 2009 between, among others, the Corporation, Woodbridge Parent, Teachers’, Torstar, the Purchaser and TD, and (iii) the sponsor assignment and assumption agreement dated as of April 30, 2009 between, among others, TD, the Corporation, Woodbridge Parent, Teachers’, Torstar and the Purchaser.
ARTICLE 5 — CONDITIONS AND TERMINATION

5.01	Conditions for the Benefit of the Purchaser
          The sale by the Vendors and the purchase by the Purchaser of the Purchased Shares and the Mezz Debt is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:
(a)	all covenants of the Vendors and the Corporation under this Agreement to be performed at or before the Time of Closing will have been duly performed by the Vendors and the Corporation in all material respects, and the Purchaser will have received a certificate of each of the Vendors and the Corporation addressed to the Purchaser and dated the Closing Date, signed by a senior executive officer of each of the Vendors and the Corporation (on the Vendors’ and the Corporation’s behalf and without personal liability), confirming the same as at the Time of Closing;
(b)	the representations and warranties of the Corporation set forth in this Agreement will be true and correct in all material respects (provided that those representations and warranties that are qualified by materiality qualifiers will be true and correct as so qualified) as though made at and as of the Time of Closing (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date); provided that the Corporation will have the right from time to time prior to the Closing Date to supplement or amend its written disclosure relating to the representations and warranties set forth in Section 3.05 in respect of any matter arising after the date of this Agreement that, if existing at the date of this Agreement, would have been required to be disclosed by the Corporation in writing on or prior to the date hereof to make the applicable representation and warranty true and correct provided that the need for any such supplement or amendment arose solely as a result of an action taken by the Corporation in compliance with its obligations under Section 4.03(1) or Section 4.03(3) of this Agreement; any such supplement or amendment, upon written notice thereof will be effective to modify this Agreement and the Corporation’s previously provided written disclosure, to qualify the representations and warranties in Section 3.05 and to cure any misrepresentation or inaccuracy in the representation and warranty that otherwise might have existed under this Agreement for the purpose of the determination of the satisfaction of the condition of closing set forth in this Section 5.01(b). The Purchaser will have received a certificate of the Corporation addressed to the Purchaser and dated the Closing Date, signed by a senior executive officer of the Corporation (on the Corporation’s behalf and without personal liability), confirming the above as at the Time of Closing.
(c)	the representations and warranties of the Vendors set forth in this Agreement will be true and correct in all material respects, as though made at and as of the Time of Closing (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date). The Purchaser will have received a certificate of each of the Vendors addressed to the Purchaser and dated the Closing Date, signed by a senior executive officer of each of the Vendors (on the Vendors’ behalf and without personal liability), confirming the above as at the Time of Closing;
(d)	Competition Act Compliance will have been obtained and remain in force;
(e)	CRTC Approval will have been obtained;
(f)	TSX Listing Approval will have been obtained;
(g)	no legislation (whether by statute, regulation, order-in-council, notice of ways and means motion, by-law or otherwise) will have been enacted, introduced or tabled which restricts or prohibits any of the transactions contemplated by this Agreement in any material respect;
(h)	no action or proceeding in Canada will be pending by any person or pending or threatened by any Governmental Authority to enjoin, restrict or prohibit:
(i)	the sale and purchase of the Purchased Shares or the Mezz Debt contemplated by this Agreement; or
(ii)	the right of the Corporation and its Subsidiaries to conduct their business;
(i)	all directors of the Corporation and its Subsidiaries specified by the Purchaser will resign effective at the Time of Closing;
(j)	the Vendors and all directors of the Corporation and its Subsidiaries will release the Corporation and its Subsidiaries from any and all possible Claims against the Corporation and its Subsidiaries arising from any act, matter or thing arising at or prior to the Time of Closing other than, in the case of the directors, Claims for indemnification made in accordance with (i) the by-laws of the Corporation or its Subsidiaries, (ii) indemnity agreements between any such director and the Corporation and its Subsidiaries, or (iii) the Existing Shareholders Agreement;

(k)	the purchase and sale of the Woodbridge Shares, Teachers’ Shares, Torstar Shares and the Mezz Debt will be concurrently completed; provided, however, that the Purchaser will cease to have the benefit of this condition and may no longer rely upon it if any Vendor elects not to sell its Purchased Shares or Mezz Debt in accordance with Section 5.04(3);
(l)	the distribution or transfer of the CTVglobemedia Publishing Shares contemplated by Section 2.01(a) of the Print Agreement will have been completed in accordance with the terms thereof or any Modification (as defined in the Print Agreement);
(m)	all necessary steps and proceedings will have been taken to permit the Purchased Shares to be duly and regularly transferred to and registered in the name of the Purchaser;
(n)	all necessary steps and proceedings will have been taken to provide for the valid assignment to and assumption by the Purchaser of the Mezz Debt Agreements;
(o)	the Vendors will each have delivered to the Purchaser a favourable opinion of such Vendor’s counsel in customary form for transactions of the nature contemplated by this Agreement in form and substance satisfactory to the Purchaser’s counsel, acting reasonably; and
(p)	Woodbridge Parent and Woodbridge Holdco will have executed a unanimous shareholder agreement with the Purchaser with respect to CTVglobemedia Publishing on terms satisfactory to Woodbridge Parent, Woodbridge Holdco and the Purchaser (which agreement will be delivered in escrow pending completion of the transactions contemplated by the Print Agreement).

5.02	Conditions for the Benefit of Each of the Vendors
          The sale by each of (i) Woodbridge of the Woodbridge Shares and the Mezz Debt, (ii) Teachers’ of the Teachers’ Shares, and (iii) Torstar of the Torstar Shares and the purchase thereof by the Purchaser is subject to the following conditions, which are for the exclusive benefit of the applicable Vendor and which are to be performed or complied with at or prior to the Time of Closing:
(a)	all covenants of the Purchaser under this Agreement to be performed at or before the Time of Closing that relate to that Vendor or the Corporation will have been duly performed by the Purchaser in all material respects, and the Vendor will have received a certificate of the Purchaser addressed to the Vendor and dated the Closing Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as at the Time of Closing;
(b)	the representations and warranties of the Purchaser set forth in Section 3.03 of this Agreement, in the case of Teachers’ and Torstar, or Section 3.03 and 3.04 in the case of Woodbridge, will be true and correct in all material respects (provided that those representations and warranties that are qualified by materiality qualifiers will be true and correct as so qualified) as of the Time of Closing, as though made at and as of the Time of Closing (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date). The Vendor will have received a certificate of the Purchaser addressed to the Vendor and dated the Closing Date, signed on behalf of the Purchaser by a senior executive officer of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the above as at the Time of Closing;
(c)	Competition Act Compliance will have been obtained and remain in force;
(d)	CRTC Approval will have been obtained;
(e)	TSX Listing Approval will have been obtained (provided that this condition will only be for the benefit of and may only be relied upon by Woodbridge in connection with the sale of the Woodbridge Shares and the Mezz Debt);
(f)	no legislation (whether by statute, regulation, order-in-council, notice of ways and means motion, by-law or otherwise) will have been enacted, introduced or tabled which restricts or prohibits any of the transactions contemplated by this Agreement in any material respect;
(g)	no action or proceeding in Canada will be pending by any person or pending or threatened by any Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Shares or the Mezz Debt contemplated by this Agreement;
(h)	the Purchaser will have provided to the Vendors evidence satisfactory to the Vendors, acting reasonably, that as at the Time of Closing (i) all indebtedness owing under the Senior Debt Facility will have been repaid in full; (ii) all obligations of the Corporation to the lenders under the Senior Debt Facility will have been satisfied; and (iii) the Put Agreement will have been terminated and of no further force and effect;
(i)	the Corporation will have released the Vendors and all current and former directors of the Corporation and its Subsidiaries from any and all possible Claims against them arising from any act, matter or thing arising at or prior to the Time of Closing;
(j)	the Purchaser will have delivered to the Vendor a favourable opinion of the Purchaser’s counsel in customary form for transactions of the nature contemplated by this Agreement in form and substance satisfactory to such Vendor’s counsel, acting reasonably;

(k)	the distribution or transfer of the CTVglobemedia Publishing Shares contemplated by Section 2.01(a) of the Print Agreement will have been completed in accordance with the terms thereof or any Modification (as defined in the Print Agreement); and
(l)	the Purchaser will have executed a unanimous shareholder agreement with Woodbridge Holdco and Woodbridge Parent with respect to CTVglobemedia Publishing on terms satisfactory to Woodbridge Parent, Woodbridge Holdco and the Purchaser (which agreement will be delivered in escrow pending completion of the transactions contemplated by the Print Agreement).

5.03	Waiver of Condition
          The Purchaser, in the case of a condition set out in Section 5.01, and each of the Vendors, in the case of a condition set out in Section 5.02, will have the exclusive right to waive the performance or compliance of such condition in whole or in part and on such terms as may be agreed upon without prejudice to any of its rights in the event of non-performance of or non-compliance with any other condition in whole or in part. Any such waiver will not constitute a waiver of any other conditions in favour of the waiving party. Such waiving party will retain the right to complete the applicable sale and purchase of the Purchased Shares and/or the Mezz Debt herein contemplated and sue the other party in accordance with and subject to Article 7 (the Purchaser if the waiving party is Woodbridge, Teachers’ or Torstar, and Woodbridge, Teachers’ or Torstar, as applicable, if the waiving party is the Purchaser) in respect of any breach of the other party’s covenants, obligations or any inaccuracy or misrepresentation in a representation or warranty of the other party which gave rise to the non-performance of or non-compliance with the condition so waived.

5.04	Termination
          (1)  This Agreement may be terminated, by notice given prior to the completion of the sale and purchase of the Purchased Shares and the Mezz Debt herein contemplated:
(a)	by the Purchaser if a material breach of any covenant or obligation in this Agreement has been committed by any of the Vendors or the Corporation and such breach has not been waived or cured within 30 days following the date on which the Purchaser notifies the Vendor of such breach;
(b)	by written agreement of the Purchaser and the Vendors; or
(c)	by the Vendors, collectively, on the one hand, or the Purchaser, on the other hand, if the completion of the sale and purchase of the Purchased Shares and the Mezz Debt herein contemplated has not occurred (other than through the failure of the party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the Outside Date.
          (2)  The Purchaser may elect not to purchase the Purchased Shares or Mezz Debt, as applicable, from any Vendor by notice given to the Vendor prior to the completion of the sale and purchase of the Purchased Shares and the Mezz Debt herein contemplated if the Vendor materially breaches any covenant or obligation in this Agreement and such breach has not been waived or cured within 30 days following the date on which the Purchaser notifies the Vendor of such breach.

          (3)  Any Vendor may elect not to sell the Purchased Shares or Mezz Debt, as applicable, to the Purchaser by notice given to the Purchaser prior to the completion of the sale and purchase of the Purchased Shares and the Mezz Debt herein contemplated if the Purchaser materially breaches any covenant or obligation in this Agreement and such breach has not been waived or cured within 30 days following the date on which the Vendor notifies the Purchaser of such breach.

5.05	Effect of Termination
          Each party’s right of termination under Section 5.04 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 5.04(1), all further obligations of the parties under this Agreement will terminate, except that the obligations in Sections 4.07 and 8.03 will survive; provided, however, that if this Agreement is terminated by a party because of a material breach of any covenant or obligation in this Agreement by another party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of another party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies with respect to such breach will survive such termination unimpaired.
ARTICLE 6 — CLOSING ARRANGEMENTS

6.01	Closing
          The sale and purchase of the Purchased Shares and the Mezz Debt will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 5300, Toronto Dominion Bank Tower, Toronto, Ontario.
ARTICLE 7 — INDEMNIFICATION

7.01	Survival
          All covenants, representations and warranties of the Vendors and the Purchaser contained in this Agreement will survive the closing and will continue in full force and effect, subject to the provisions of this Article 7. All covenants, representations and warranties of the Corporation (other than Sections 4.02(3) and 4.02(4)) will expire and be terminated on the earlier of the Time of Closing and the date on which this Agreement is terminated in accordance with its terms.

7.02	Indemnification by the Vendors
          (1)  Subject to the provisions of this Article 7, each of the Vendors will, severally and not jointly, indemnify and save harmless the Purchaser and the directors, officers, employees and agents of the Purchaser (collectively, the “Purchaser Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from:

(a)	any inaccuracy or misrepresentation in any representation or warranty of such Vendor in this Agreement;
(b)	any breach of any covenant of such Vendor in this Agreement.
         (2)    Notwithstanding any of the other provisions of this Agreement, no Vendor will be liable to any Purchaser Indemnitee in respect of:
(a)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Vendor in Sections 3.01(g) through (j), inclusive, unless notice of any Claim by the Purchaser against the Vendor with respect thereto is given to the Vendor by the Purchaser within 18 months after the Closing Date; or
(b)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Vendor in this Agreement or any breach by the Vendor of its covenant in Section 4.01(a) in excess of:
(i)	the Woodbridge Share Purchase Price and the Woodbridge Mezz Debt Purchase Price, in the case of Woodbridge;
(ii)	the Teachers’ Share Purchase Price, in the case of Teachers’; and
(iii)	the Torstar Share Purchase Price, in the case of Torstar,
other than, in all cases, any Loss attributable to an inaccuracy or misrepresentation pertaining to Sections 3.01(b), 3.01(c) or 3.01(f) or fraud.

7.03	Indemnification by the Purchaser
          (1)  Subject to the provisions of this Article 7, the Purchaser will indemnify and save harmless the Vendors and the directors, officers, employees and agents of the Vendors (the “Vendor Indemnitees”) from and against all Claims asserted against and Losses incurred by any of them directly or indirectly arising out of or resulting from
(a)	any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement (Section 3.03 in the case of Teachers’ and Torstar and Sections 3.03 and 3.04 in the case of Woodbridge), or
(b)	any breach of any covenant of the Purchaser in this Agreement.
         (2)    Notwithstanding any of the other provisions of this Agreement, the Purchaser will not be liable to the Vendor Indemnitees in respect of:

(a)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in Section 3.04 of this Agreement unless notice of any Claim by Woodbridge against the Purchaser with respect thereto is given to the Purchaser by Woodbridge within 18 months after the Closing Date; or
(b)	any Claim or Loss directly or indirectly arising out of or resulting from any inaccuracy or misrepresentation in any representation or warranty of the Purchaser in this Agreement or any breach by the Purchaser of its covenant in Section 4.02(1)(a) in excess of:
(i)	the Woodbridge Share Purchase Price, in the case of Woodbridge;
(ii)	the Teachers’ Share Purchase Price, in the case of Teachers’; and
(iii)	the Torstar Share Purchase Price, in the case of Torstar,
other than, in all cases, any Loss attributable to fraud.

7.04	Third Party Indemnification
          Promptly after the assertion by any third party of any Third Party Claim (a “Third Party Proceeding”) against any person entitled to indemnification under this Agreement (the “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Claim or Loss for which such Indemnitee would be entitled to indemnification pursuant to this Agreement, such Indemnitee will promptly notify the party from whom such indemnification is or may be sought (the “Indemnitor”) of such Third Party Proceeding. Such notice will also specify with reasonable detail (to the extent the information is reasonably available) the factual basis for the Third Party Proceeding, the amount claimed by the third party, or if such amount is not then determinable, a reasonable estimate of the likely amount of the Third Party Claim. The failure to promptly provide such notice will not relieve the Indemnitor of any obligation to indemnify the Indemnitee, except to the extent such failure prejudices the Indemnitor. Thereupon, the Indemnitor will have the right, upon written notice (the “Defence Notice”) to the Indemnitee within 30 days after receipt by the Indemnitor of notice of the Third Party Proceeding (or sooner if such Third Party Proceeding so requires) to conduct, at its own expense, the defence against the Third Party Proceeding in its own name or, if necessary, in the name of the Indemnitee provided that: (a) the Indemnitor acknowledges and agrees in the Defence Notice that as between the Indemnitor and the Indemnitee, it is liable to pay for all Losses arising from or relating to such Third Party Proceeding and (b) the Indemnitor provides to the Indemnitee adequate security (approved by the Indemnitee acting reasonably) from time to time in respect of such Losses. The Defence Notice will specify the counsel the Indemnitor will appoint to defend such Third Party Proceeding (the “Defence Counsel”), and the Indemnitee will have the right to approve the Defence Counsel, which approval will not be unreasonably withheld or delayed. Any Indemnitee will have the right to employ separate counsel in any Third Party Proceeding and/or to participate in the defence thereof, but the fees and expenses of such counsel will not be included as part of any Losses incurred by the Indemnitee unless (i) the Indemnitor failed to give the Defence Notice, including the acknowledgement and agreement to be set out therein within the prescribed period, (ii) such Indemnitee has received an opinion of counsel, reasonably acceptable to the Indemnitor, to the effect that the interests of the Indemnitee and the Indemnitor with respect to the Third Party Proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnitor has been specifically authorized by the Indemnitor. The party conducting the defence of any Third Party Proceeding will keep the other party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Third Party Proceeding unless the Indemnitor and the Indemnitee consent, which consent will not be unreasonably withheld or delayed.

7.05	Exclusive Remedy
          From and after the completion of the sale and purchase of Purchased Shares and the Mezz Debt herein contemplated, the rights of indemnity set forth in this Article 7 are the sole and exclusive remedies of each party in respect of any inaccuracy or misrepresentation in any representation or warranty, or breach of covenant or other obligation by another party under this Agreement. Accordingly, the parties waive, from and after the Closing Date, any and all rights, remedies and Claims that one party may have against another party, whether at law, under any statute or in equity (including Claims for contribution or other rights of recovery, Claims for breach of contract, breach of representation and warranty, negligent representation and all Claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement or the transaction contemplated by this Agreement other than as expressly provided for in this Article 7 and other than those arising with respect to any fraud. This Article 7 will remain in full force and effect in all circumstances and will not be terminated by any breach (fundamental, negligent or otherwise) by any party of its representations, warranties, covenants or other obligations under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any party.

7.06	After Tax Basis
          In determining the amount of any Loss under this Article 7, such Loss will be increased (or decreased) to take into account any net Tax cost (or net current or future Tax benefit) incurred or enjoyed by the Indemnitee as a result of the matter giving rise to such Loss and the receipt of an indemnity payment hereunder. For greater certainty, any net Tax cost will include any further cost resulting from such increased payment.

7.07	Adjustment to Purchase Price
          All amounts payable by any Vendor to a Purchaser Indemnitee pursuant to Article 7 will be deemed to be a decrease to the portion of the Aggregate Share Purchase Price paid to such Vendor. All amounts payable by the Purchaser to a Vendor Indemnitee pursuant to Article 7 will be deemed to be an increase to the portion of the Aggregate Share Purchase Price paid to such Vendor.

ARTICLE 8 — GENERAL

8.01	Further Assurances
          The Vendors, the Purchaser and the Corporation each will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.02	Time of the Essence
          Time is of the essence of this Agreement.

8.03	Fees and Commissions
          Subject to Sections 4.03(2) and 4.07, the Vendors, the Purchaser and the Corporation will each pay its respective legal, accounting and other advisory costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred and will indemnify and save harmless the others from and against any Claim for or Loss resulting from any broker’s, finder’s or placement fee or commission alleged to have been incurred as a result of any action by it in connection with the transactions under this Agreement.

8.04	Right to Appoint Chief Operating Officer
          Until the termination of this Agreement in accordance with its terms, and with approval of the Vendors not to be unreasonably withheld or delayed, the Corporation will appoint an individual designated by the Purchaser (which individual must not owe any duties to the Purchaser) on written notice to the Corporation as the Chief Operating Officer of the Corporation. The Chief Operating Officer will at all times act for and as an officer of the Corporation, and he or she will have no independent authority except as may be authorized and delegated by the Chief Executive Officer of the Corporation. The Corporation will not terminate the employment of the Chief Operating Officer so appointed without the prior written consent of the Purchaser, not to be unreasonably withheld or delayed.

8.05	Public Announcements
          Except as required by law or the requirements of any applicable stock exchange, no public announcement or press release concerning the sale and purchase of the Purchased Shares and the Mezz Debt may be made by the Vendors, the Purchaser or the Corporation without the prior consent and joint approval of the Vendors and the Purchaser, each acting reasonably.

8.06	Benefit of the Agreement
          This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto.

8.07	Entire Agreement
          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof, between the parties other than as expressly set forth in this Agreement.

8.08	Amendments and Waivers
          No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by each of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

8.09	Assignment
          This Agreement may not be assigned by the Vendors without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the Vendors to an Affiliate of the Purchaser, provided that such Affiliate enters into a written agreement with the Vendors and the Corporation to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound and provided that the Purchaser will continue to be bound by all the obligations hereunder as if such assignment had not occurred and perform such obligations to the extent that such Affiliate fails to do so.

8.10	Notices
          Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail or by facsimile addressed to the recipient as follows:
To the Corporation:
299 Queen Street West Toronto, Ontario M5V 2Z8
Fax No.: (416) 384-5178 Attention: President and CEO
Fax No.: (416) 384-4281 Attention: EVP, Business and Legal Affairs and Corporate Secretary
To the Purchaser:
1, Carrefour Alexandre-Graham-Bell Building A7 Verdun, Quebec H3E 3B3

Fax No.: (514) 766-8161 Attention: Corporate Secretary
To Woodbridge:
65 Queen Street West Suite 2400 Toronto, Ontario M5H 2M8
Fax No.: (416) 364-9293 Attention: Executive Vice President and Secretary
With a copy to:
Torys LLP: 79 Wellington Street West Toronto, Ontario M5K 1N2
Fax No.: (416) 865-7380 Attention: Michael J. Siltala
To Teachers’:
c/o Teachers’ Private Capital 5650 Yonge Street Suite 500 Toronto, Ontario M2M 4H5
Fax No.: (416) 730-5143 Attention: Glen Silvestri

With a copy to:
Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street PO Box 85 Stn. Commerce Court Toronto ON M5L 1B9
Fax No.: (416) 947-0866 Attention: Jeff Singer
To Torstar:
1 Yonge Street, 6th Floor Toronto, Ontario M5E 1E6
Fax No.: (416) 869-4103 Attention: President and CEO General Counsel
or to such other street address, individual or facsimile number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail and, if given by facsimile, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by facsimile.

8.11	Remedies Cumulative
          The right and remedies of the parties under this Agreement are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by a party of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which that party may be entitled.

8.12	No Third Party Beneficiaries
          Except as provided in Section 8.06, this Agreement is solely for the benefit of :
(a)	each of the Vendors, and its successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendors under this Agreement;
and this Agreement will not be deemed to confer upon or give to any other person any Claim or other right or remedy. Each of the Vendors appoints the Purchaser as the trustee for the Purchaser Indemnitees of the covenants of indemnification of the Vendors with respect to such Purchaser Indemnitees as specified in this Agreement and the Purchaser accepts such appointment. The Purchaser appoints each of the Vendors as the trustee for the Vendor Indemnitees of the covenants of indemnification of the Purchaser with respect to such Vendor Indemnitees specified in this Agreement and the Vendors accept such appointment.

8.13	Governing Law
          This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.14	Attornment
          For the purpose of all legal proceedings this Agreement will be deemed to have been performed in the Province of Ontario and the courts of the Province of Ontario will have jurisdiction to entertain any action arising under this Agreement. The Vendors, the Purchaser and the Corporation each attorns to the jurisdiction of the courts of the Province of Ontario in Toronto.

8.15	Counterparts
          This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8.16	Electronic Execution
          Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

          IN WITNESS WHEREOF the parties have executed this Agreement.

CTVGLOBEMEDIA INC.
Per:	(signed) Ivan Fecan
President and Chief Executive Officer

Per:

BCE INC.
Per:	(signed) George A. Cope
President and Chief Executive Officer

Per:

THE WOODBRIDGE COMPANY LIMITED
Per:	(signed) David W. Binet
Executive Vice-President

Per:	(signed) Sarah Lerchs
Senior Counsel

565117 ONTARIO LIMITED
Per:	(signed) David W. Binet
Executive Vice-President

Per:	(signed) Sarah Lerchs
Senior Counsel

WOODBRIDGE INVESTMENTS INC.
Per:	(signed) David W. Binet
Executive Vice-President

Per:	(signed) Sarah Lerchs
Senior Counsel

ONTARIO TEACHERS’ PENSION PLAN BOARD
Per:	(signed) Glen Silvestri
Vice-President

Per:

TORSTAR CORPORATION
Per:	(signed) David Holland
President and Chief Executive Officer

Per:	(signed) Lorenzo DeMarchi
Executive Vice President and Chief Financial Officer

- ii -

3.01(b)
Ownership of Purchased Shares

Vendor	Number of Purchased Shares
The Purchaser	800,000,227
Woodbridge Holdco	2,133,334,267
Teachers’	1,333,334,041
Torstar	1,066,667,134